EXHIBIT 99
                                                                      ----------



                            (Response to Item 77.C.)

                       2002 ANNUAL MEETING OF STOCKHOLDERS

                  On June 20, 2002, The R.O.C. Taiwan Fund (the "Fund") held an annual meeting to:

1.       Elect three trustees,

2. Consider whether to convert the Fund from a closed-end investment company into an open-end investment company. The Fund's Declaration of Trust required a shareholder vote on this question, because the Fund's shares had traded at an average discount of more than 10% to its net asset value over a 12-week period beginning after the most recent such vote.

                  The results of the stockholder votes are shown below. Proxies representing 18,226,137, or 55.74%, of the 32,698,976 eligible shares outstanding, were voted. The trustees of the Fund recommended that stockholders vote against the conversion proposal. The affirmative votes of a majority of the shares outstanding was required in order to pass the proposal. Of the 32,698,976 shares outstanding, a little more than 7% were voted for conversion. Management of the Fund expressed its appreciation for the support of stockholders on this matter.

                                                                        For                 Withheld
----------------------------------------------------------------------- ------------------- -----------------
Nominees to the Board of Trustees

Michael Ding                                                            17,187,552          1,038,585
Robert P. Parker                                                        17,187,552          1,038,585
Cheng-Cheng Tung                                                        17,187,552          1,038,585

                  Messrs. Theodore S.S. Cheng, Edward P. Collins, David N. Laux and Alfred F. Miossi, whose terms did not expire in 2002, remained trustees. Mr. Cheng resigned as a trustee in July after having retired at the end of May from his position as chairman of the board of directors of International Investment Trust Company, the Fund's investment adviser, and having been appointed as a director of another investment management company in Taiwan. Alex Hammond-Chambers was appointed as a trustee in June, following the annual meeting, to fill a vacancy on the Board of Trustees.

                                                           For              Against           Abstain
---------------------------------------------------------- ---------------- ----------------- ---------------
Conversion of the Fund from a closed-end to an open-end
investment company                                         2,392,542        5,275,585          209,805

Proxies covering 10,348,205 shares, or 56.78%, of the shares represented at the meeting, were not voted on this issue.